

November 12, 2014

<u>Via E-mail</u>
Dean Jernigan
Chief Executive Officer
Jernigan Capital, Inc.
1395 Brickell Avenue
Miami, FL 33131

> **Re: Jernigan Capital, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted October 15, 2014**
> **File No. 377-00820**

Dear Mr. Jernigan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your statement on page 1 that your CEO has invested over $3 billion of capital in the self-storage industry and, further, that your CFO has underwritten loans exceeding $3 billion in the aggregate. We also note that you have only identified one property to be acquired with offering proceeds. As such, please provide us a detailed analysis explaining why you believe the disclosures that would be required under Industry Guide 5 are not applicable to this offering, including your analysis as to whether there are any applicable prior programs under Industry Guide 5. We may have further comment. See Securities Act Release 33-6900.

2.   We note your analysis beginning on page 13, on page 33 in the risk factors section and again on page 72, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the

Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3. Please tell us if you meet the conditions under and have filed a claim with the U.S. Commodity Futures Trading Commission regarding the December 7, 2012 CFTC No-Action Letter that provides mortgage REITs relief from registration as a commodity pool operator.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review

6. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, data culled from the U.S. Office of Management and Budget, FW Dodge Corporation, Cushman & Wakefield and Self-Storage Almanac. Please highlight the specific portions that you are relying upon in such materials so that we can reference them easily. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Please also note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary

7. We note your disclosure regarding your target investments and the tabular disclosure on pages 2 and 3 regarding portfolio characteristics. Please revise your disclosure here and elsewhere in your prospectus to clarify that these are targeted, rather than "expected," characteristics that you may or may not achieve.

8. We note your disclosure on page 6 regarding the performance of four publicly traded self-storage REITs. Please revise to balance this discussion with disclosure on any recent material adverse developments and the reported net income or loss, in addition to NOI

and revenue. Please consider limiting the performance discussion to the "Market Overview" section of the prospectus.

Overview, page 1

9.   We note your disclosure throughout the prospectus regarding management's experience with Storage USA and U-Store-It. If you choose to retain performance information with respect to these companies, please expand the disclosure to provide a more complete discussion of the performance of these entities, including:

- the basis for your return and performance discussions and calculations,

- balancing disclosure with a discussion of any major adverse business developments during the time your management was involved, and

- whether return amounts may have been impacted by general market trends or other external factors unrelated to management action.

10.   In addition, please confirm to us that Mr. Jernigan served as CEO of each of Storage USA and U-Store-It during the time periods for which you have included performance information. Please remove from the summary section the return calculations as performance information for companies other than the issuer is not appropriate for the prospectus summary.

11.   We note that you have provided aggregated return disclosure covering periods of several years for these other entities. To the extent the annual returns varied materially on a year to year basis, please provide separate disclosure showing the return or variations in return to stockholders for each of Storage USA and U-Store-It for each year that Mr. Jernigan served as the CEO.

12.   We note that you provide a return calculation for U-Store-It for Mr. Jernigan's last five years as CEO. Please tell us why you have not included performance information for U-Store-It during Mr. Jernigan's entire tenure there as CEO.

Our Management Agreement

Expense Reimbursement, page 10

13.   In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the manager and break out the amounts paid pursuant to the base management fee, incentive fee and the reimbursement provision.

Summary Risk Factors, page 12

14.   Please include a summary risk factor to clarify that you may pay distributions from the net proceeds of this offering, which would be dilutive and represent a return of capital.

Distribution Policy, page 44

15.   Please explain to us how you determined it would be appropriate to include an estimated dividend given your lack of operating assets as of period end, the uncertain nature of your business, and the fact that a portion of your projected revenues are based on an equity participation in a property that has yet to be developed. In your response please explain to us the factual basis for your adjustments for interest income on Initial Portfolio and equity participation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facilities, page 52

16.   We note your disclosure here and your earlier reference to your "anticipated revolving credit facility." Please disclose whether you have entered into any preliminary discussions for such loan arrangement and if so, revise to discuss the status of any credit facility negotiations. Describe any agreed upon material terms, including restrictive covenants.

Business

Our Investment Strategy, page 60

17.   We note your disclosure that your investment policies may be amended or revised from time to time at the discretion of your board of directors without stockholder approval. Please additionally disclose how and when you will disclose any changes to your investment policies to your shareholders. Please provide the same disclosure for changes to your leverage policies.

Target Investments, page 60

18.   We note your earlier disclosure regarding your expectations for the spread between your borrowing costs and the interest rate on originated loans. Please expand your disclosure here to discuss the basis for this belief.

19.   Please revise your disclosure regarding your junior mortgage loans to better discuss your expectations regarding the nature of subordination of such loans and the security interests, if any, in the underlying assets.

Management

Directors and Executive Officers, page 84

20.   Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Jernigan should serve as a director in light your business and structure. Refer to Item 401(e) of Regulation S-K.

Executive Compensation

Performance Awards, page 88

21.   With a view toward disclosure, please revise here and elsewhere to discuss the reasons for awarding performance award grants, in light of the incentive fee payable to the manager.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-2

22.   Please submit all exhibits as promptly as possible. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

General

          If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

          Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

          You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of

Investment Management at (202) 551-6840. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.


Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director


cc: John A. Good, Esq.
        Scott Lesmes, Esq.
        Morrison & Foerster LLP